FOR IMMEDIATE RELEASE, CONTACT:

Paul  C.  Tunink,  CFO
Murdock  Communications  Corporation
(319)  393-8999
Fax  (319)  393-8915


                  MURDOCK COMMUNICATIONS CORPORATION ANNOUNCES
          AGREEMENT AND PLAN OF REORGANIZATION WITH INFORMED CARE, INC.
                            AND HOMETOWN INFO, INC.



Cedar Rapids, IA - August 13, 2001 - - - Murdock Communications Corporation (OTC Bulletin Board: MURC and MURCW) (the "Company," "Murdock" or "MCC") announced today that an Agreement and Plan of Reorganization (the "Agreement") with Informed Care Inc., a privately owned Florida Corporation ("ICI") and HomeTown Info, Inc. d/b/a Grocery Shopping Network, a privately owned Minnesota Corporation ("HII") (collectively the "Companies") became effective.

Under the terms of the Agreement, ICI will acquire 41.00% ownership of Murdock and HII will acquire 29.00% ownership of the Company in exchange for all the issued and outstanding shares of ICI and HII respectively. ICI and HII will become wholly-owned subsidiaries of MCC after the completion of the exchange. MCC shareholders will retain a 30% ownership in the new combined entity and, in addition, MCC warrantholders will retain their warrants to purchase shares in the new combined entity.

Murdock Communications Corporation is a public company headquartered in Cedar Rapids, Iowa which currently operates as a holding company. Informed Care uses Technology Assisted Care to provide nurse case management services to patients with long term chronic illnesses such as diabetes and HIV/AIDS. HomeTown Info Inc. is a web based order and fulfillment company providing pharmacy, supplies and other products to ICI's patients and the grocery and supermarket industry.

Completion of the proposed combination transaction is subject to a number of significant conditions, including approval by the stockholders of the parties, filings with the Securities and Exchange Commission, conversion of MCC indebtedness, negotiation with trade creditors, obtaining interim financing by the Company and other closing conditions.

Readers are encouraged to refer to MCC's 8-K Current Report which the Company expects to file no later than August 17, 2001.

This news release contains statements, including statements of management's belief or expectation, which may be forward-looking within the meaning of applicable securities laws. The forward-looking statements may include statements regarding new opportunities and projections regarding further revenue and earnings. These statements are subject to certain risks and uncertainties that could cause actual future results and developments to differ materially from those currently projected, including the following risks and uncertainties: the ability of the Companies to complete the proposed combination; risks and uncertainties relating to the businesses of ICI and HII, including lack of operating history, possible need for additional financing and intense competition in their markets; the ability of the Companies to realize expected synergies if the combination is completed and expand their business plans; the Companies' ability to identify and expand into new markets; the Companies' access to adequate debt or equity financing or other sources of cash flows; and the risk that the Companies' analyses of these risks could be incorrect and /or that the strategies developed to address them could be unsuccessful. Additional risk factors are discussed in the Company's most recent reports on Form 10-K and Form 10-Q filed with the Securities and Exchange Commission.

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